UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2024

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ]          Form 40-F  [X]

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.7, and 99.8 to this Form 6-K of Lithium Americas (Argentina) Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-269649) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	"Samuel Pigott"
Name:	Samuel Pigott
Title:	President and Chief Executive Officer

Dated: December 11, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meeting

99.2	Information Circular

99.3	Notice of Availability of Proxy Materials

99.4	Form of Proxy

99.5	Voting Instruction Form

99.6	Virtual Meeting Guide

99.7	Consent of McCarthy Tétrault LLP

99.8	Consent of Pestalozzi Attorneys at Law Ltd.

99.9	Notice to Holders: Continuation and Conversion Right

99.10	News Release dated December 11, 2024